

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

David Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230

>   **Re: Under Armour, Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 26, 2020**
>   **File No. 001-33202**

Dear Mr. Bergman:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　Sincerely,

　　　　　　Division of Corporation Finance
　　　　　　Office of Manufacturing